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                            September 17, 2021

       Hong - Jung Chen
       Chief Executive Officer
       Maxpro Capital Acquisition Corp.
       5/F-4, No. 89
       Songren Road, Xinyi District
       Taipei City 11073

                                                        Re: Maxpro Capital
Acquisition Corp.
                                                            Amendment No. 1 to
Form S-1
                                                            Response dated
August 19, 2021
                                                            File No. 333-258091

       Dear Mr. Chen:

              We have reviewed your supplemental response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2021 letter.

       Correspondence filed August 19, 2021

       Capitalization, page 83

   1. We have considered your response to comment 1. We are unable to agree with your view that the $5 million net
tangible limitation provided in your Second Amended and Restated
                                                        Certificate of
Incorporation qualifies a portion of your redeemable Class A shares for permanent equity
classification in accordance with ASC 480-10-S99-3A for the following reasons:

                                                              Each redeemable
Class A share is redeemable outside the control of the Company.
                                                            Such shares will
become redeemable either as a result of a business combination or
 Hong - Jung Chen
Maxpro Capital Acquisition Corp.
September 17, 2021
Page 2
           by passage of time.
             The intention is that in all cases the redeemable Class A shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.
             The unit of accounting is the individual share as each share has the right to be redeemed at the holders' option upon a business combination. While the Company's
           Second Amended and Restated Certificate of Incorporation stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A shareholders, nor does the company control which specific shareholders choose to redeem or not redeem.

      Please revise your Capitalization table to classify all redeemable Class A shares as temporary equity.
       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.



                                                            Sincerely,
FirstName LastNameHong - Jung Chen
                                                            Division of
Corporation Finance
Comapany NameMaxpro Capital Acquisition Corp.
                                                            Office of Real
Estate & Construction
September 17, 2021 Page 2
cc:       Andrew Tucker, Esq.
FirstName LastName